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PROSPECTUS SUPPLEMENT No. 1             Filed Pursuant to Rule 424(b)(3) and (c)
Dated April 3, 2002
To Prospectus Dated April 3, 2002
Registration No. 333-82394

and

PROSPECTUS SUPPLEMENT No. 3
Dated April 3, 2002
To Prospectus Dated July 20, 2001
Registration No. 333-63922
as supplemented by
Prospectus Supplement No. 1 Dated July 27, 2001 and
Prospectus Supplement No. 2 Dated August 7, 2001


                            14,909,761 Common Shares

             Proposed to be Sold by Certain Selling Shareholders of

                              Convergys Corporation

     This Prospectus Supplement No. 1 to Registration Statement No. 333-82394 and Prospectus Supplement No. 3 to Registration Statement No. 333-63922 relating to the proposed sale of up 14,909,761 common shares of Convergys Corporation ("Convergys") from time to time by certain selling shareholders or by distributees, pledgees, donees or other successors in interest that receive the shares as a gift, partnership distribution or other non-sale related transfer. The common shares being sold by the selling shareholders were initially issued in connection with our acquisition of all of the outstanding shares of Geneva Technology Limited, a company registered in England and Wales, on April 6, 2001. We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

     This Prospectus Supplement No. 1 to Registration Statement No. 333-82394 and Prospectus Supplement No. 3 to Registration Statement No. 333-63922 should be read in conjunction with the prospectuses as supplemented. This Prospectus Supplement No. 1 to Registration Statement No. 333-82394 and Prospectus Supplement No. 3 to Registration Statement No. 333-63922 is qualified by reference to the prospectuses as supplemented except to the extent that information contained herein supersedes the information contained in the prospectuses as supplemented.

     You should read this prospectus carefully before you invest. INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "FORWARD LOOKING STATEMENTS AND RISK FACTORS" CONTAINED ELSEWHERE IN THIS PROSPECTUS.

     The common stock of Convergys is listed on the New York Stock Exchange under the trading symbol "CVG".

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     This prospectus is dated April 3, 2002

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In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the attached prospectus is accurate as of any date other than its respective date.

                                TABLE OF CONTENTS

About This Prospectus                                                        3

Forward-Looking Information and Risk Factors                                 3

Where You Can Find More Information                                          3

Convergys Corporation                                                        4

Use of Proceeds                                                              4

Description of Common Shares                                                 4

Selling Shareholders                                                         5

Plan of Distribution                                                         7

Legal Matters                                                                7

Experts                                                                      7




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                              ABOUT THIS PROSPECTUS

     This prospectus is a part of a registration statement that relates to the registration of Convergys common shares for resale by the selling shareholders. You should read the additional information about the selling shareholders described under the heading "Selling Shareholders."

     This prospectus provides you with a general description of the securities that the selling shareholders may offer. Each time a selling shareholder sells securities, the selling shareholder will provide a prospectus that will contain specific information about the terms of that offering. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information."

                  FORWARD-LOOKING INFORMATION AND RISK FACTORS

     This prospectus and the documents incorporated by reference into this prospectus include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). The PSLRA provides a "safe harbor" for those statements to encourage companies to provide prospective information about themselves so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. All statements other than statements of historical fact made in this prospectus or incorporated by reference are forward-looking. In particular, the statements regarding industry prospects and our future results of operations or financial position are forward-looking statements. Forward-looking statements represent management's current expectations and are inherently uncertain. Investors are warned that our actual results may differ significantly from management's expectations and, therefore, from the results discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the risk factors described in the our Annual Report on Form 10-K.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities in Washington, D.C., New York, New York or Chicago, Illinois. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We are allowed to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file subsequently with the SEC will automatically update and supersede the information included and/or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that the offering of the securities is completed:

     .    Our Annual Report on Form 10-K for the year ended December 31, 2001;

     .    Our Current Report on Form 8-K filed on January 22, 2002;

     . The description of our common shares from our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 6, 1998 and any amendment or report filed thereafter for the purposes of updating such description; and

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     .    The description of our preferred share purchase rights from our
          Registration Statement on Form 8-A filed with the Securities and Exchange Commission on December 23, 1998.

     You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address:

     Investor Relations
     Convergys Corporation
     201 East Fourth Street
     Cincinnati, Ohio 45202
     (513) 723-7000

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the state does not permit an offer. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

                              CONVERGYS CORPORATION

     Convergys Corporation is a global leader in the provision of outsourced, integrated billing and customer care services. We focus on developing long-term strategic relationships with clients in customer-intensive industries including telecommunications, cable, broadband, satellite broadcasting, Internet services, technology and financial services. We serve our clients through our two operating segments: (i) the Information Management Group, which provides outsourced billing and information services and software; and (ii) the Customer Management Group, which provides outsourced marketing, customer support services and employee care services. We have developed a large base of recurring revenues by providing value-added billing and customer management solutions for our clients, generally under long-term contracts.

     Our principal executive offices are located at 201 East Fourth Street, Cincinnati, Ohio 45202, and our telephone number is (513) 723-7000. We were organized in Ohio in 1998.

                                 USE OF PROCEEDS

     If any of the selling shareholders sell any common shares offered under this prospectus, we will not receive any proceeds from their sale of common shares.

                          DESCRIPTION OF COMMON SHARES

     We are authorized to issue 505,000,000 shares of all classes of stock, 500,000,000 of which are common shares, without par value, and 5,000,000 of which are preferred shares, without par value, of which 4,000,000 are voting preferred shares. As of December 31, 2001, there were 172,211,264 common shares issued and outstanding and no preferred shares issued and outstanding, although 2,000,000 Series A preferred shares have been authorized in connection with our preferred share purchase rights.

     The Common Shares registered for resale in this prospectus are of the same class as our outstanding Common Shares that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The Common Shares are listed on the New York Stock Exchange under the symbol "CVG".

     The description of our capital stock is available in our filings with the SEC referenced in the section "Where You Can Find More Information" and can be obtained as described in the section "Where You Can Find More Information". The description of our capital stock is a summary only and is qualified in its entirety by the complete provisions of the Amended Articles of Incorporation and Regulations (which are filed as Exhibits to this

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registration statement) and the preferred share purchase rights agreement, which are incorporated by reference in the registration statement of which this prospectus is a part.

                              SELLING SHAREHOLDERS

     The selling shareholders are former shareholders of Geneva Technology Limited, a company registered in England and Wales, which Convergys acquired on April 6, 2001. In consideration for the shares of Geneva Technology Limited, Convergys issued 14,909,761 of its common shares to the selling shareholders. Thus, except for their acquisition in the Geneva transaction, none of the selling shareholders acquired the Convergys common shares that are being registered for sale hereunder during the past three years. As part of the terms of the acquisition, Convergys agreed to register its common shares issued to the selling shareholders, and this registration statement fulfills Convergys' remaining registration obligations. Pursuant to Registration Statement No. 333-63922, effective July 20, 2001, Convergys previously registered 7,666,360 of its common shares issued to the selling shareholders.

     During the three years prior to Convergys's acquisition of Geneva Technology Limited, no selling shareholder held any positions or offices or had any other material relationships with Convergys or any of its predecessors or affiliates. In December 2000, Convergys did enter into a loan agreement with Geneva Technology Limited to lend it up to $35,000,000, of which $14,923,000 was disbursed prior to the acquisition.

     Since the acquisition, Geneva has changed its name to Convergys EMEA Limited. Steven Edwards, the founder and former Chairman, Chief Technical Officer and director of Geneva, is now the Senior Technical Advisor of Convergys and, in such position, will help identify new market opportunities and help determine the necessary strategy and technology to address these opportunities. Stephen Thomas, the former Chief Executive Officer and director of Geneva, is the President of Convergys EMEA Limited and oversees the full line of Convergys Information Management Group and Customer Management Group products and services and the sales, marketing, financial and human resource organizations of Convergys' EMEA. He remains a director of Convergys EMEA. Rosalind A. J. Smith, who was a director of Geneva before the acquisition, remains a director of Convergys EMEA. Many of the selling shareholders were employees of Geneva before its acquisition by Convergys and have remained employees of Convergys EMEA after the acquisition.

     The following table sets forth information with respect to the number of Convergys common shares owned by the selling shareholders named below as adjusted to give effect to the sale of shares offered hereby.

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                   INFORMATION CONCERNING SELLING SHAREHOLDERS


                                                 Shares Beneficially          Maximum
Name of Selling Shareholder                       Owned Prior to the         Number of       Shares Beneficially Owned
                                                    Offering (1)(2)        Common Shares      After the Offering(2)(3)
                                                 Number      Percent(4)   to be Offered(3)       Number   Percent (4)
                                                                          ----------------

Steven Lloyd Edwards (5) (6) (7) (8)           3,223,543        1.87%        3,223,543              0         0
Rosalind Anita Jane Smith (5) (7) (8)          4,083,542        2.37%        3,908,342              0         0
Stephen Glyn Thomas                            2,168,164        1.26%        2,083,164              0         0
Spectrum Equity Investors III, L.P. (9) (11)   2,351,299        1.37%          235,129              0         0
Spectrum III Entrepreneurs' Fund, L.P. (9)        73,478          *              7,347              0         0
(11)
Spectrum III Investment Managers' Fund,           24,492          *              2,449              0         0
L.P. (9) (11)
Geocapital V, L.P. (10) (11)                     885,605          *             88,560              0         0
Geocapital Advisors, L.P. (10) (11)               27,059          *              2,705              0         0
Geocapital Investors V, L.P. (10) (11)             5,810          *                581              0         0
Geocapital Eurofund, L.P. (10) (11)              612,317          *             61,231              0         0
Bear Stearns International Limited (6)           857,500          *                  0              0         0
New Hall in Cambridge (7)                          2,500(7)       *              2,500(7)           0         0
St. Edmund Hall in Oxford (8)                        (8)                           (8)              0         0
Other selling shareholders (consisting of        594,452          *            372,975              0         0
85 persons who collectively do not own 1%
or more of the outstanding Convergys common
shares) (2)
---------------------------------------------------------------------------------------------------------------------
                  TOTAL:                      14,909,761         8.66%       9,988,526              0         0

* Less than 1%

(1) Share ownership figures include the 7,666,360 Convergys common shares previously registered pursuant to Registration Statement No. 333-63922 on July 20, 2001 as well as the 7,243,401 Convergys common shares being registered pursuant to this Registration Statement.

(2) Share ownership figures do not include shares subject to outstanding options which are exercisable by such individuals within 60 days, which shares have been previously registered on Forms S-8. The excluded shares are not subject to sale pursuant to this prospectus. The shares excluded are 5,499 shares for Mr. Edwards, 37,558 shares for Mr. Thomas, 312,980 shares for the other selling shareholders and zero shares for the other persons listed above.

(3) Adjusted for sales and/or distributions of the 7,666,360 Convergys common shares previously registered pursuant to Registration Statement No. 333-63922 and assumes all Convergys common shares being offered pursuant to this prospectus by each selling shareholder are sold.

(4) As a percentage of the 172,211,264 Convergys common shares outstanding as of December 31, 2001.

(5) Mr. Edwards and Ms. Smith are husband and wife, but each disclaims beneficial ownership of the other person's Convergys common shares.

(6) 857,500 Convergys common shares were pledged by Mr. Edwards to Bear, Stearns International Limited ("BSIL") and have been sold by BSIL, as pledgee/selling shareholder, through Bear, Stearns & Co. Inc.

(7) Mr. Edwards has donated 2,500 Convergys common shares to New Hall in Cambridge. Mr. Edwards and Ms. Smith have indicated that, in the future, each may donate an additional indeterminate number of Convergys common shares to New Hall in Cambridge.

(8) Mr. Edwards and Ms. Smith have indicated that, in the future, each may donate an indeterminate number of Convergys common shares to St. Edmund Hall in Oxford.

(9) Since they control the general partner of one or more of the Spectrum venture funds identified in the above table, the following individuals may be deemed to have voting or investment control over the Convergys common shares held by such venture funds: Brion B. Applegate, William P. Collatos, Kevin J. Maroni, Neal M. Douglas and/or Randy J. Henderson. Each of the foregoing individuals disclaims beneficial ownership of the Convergys common shares held by the Spectrum venture funds.

(10) Since they control the general partner of one or more of the Geocapital venture funds identified in the above table, the following individuals may be deemed to have voting or investment control over the Convergys common shares held by such venture funds: Stephen J. Clearman, Lawrence W. Lepard and/or Richard A. Vines. Each of the foregoing individuals disclaims beneficial ownership of the Convergys common shares held by the Geocapital venture funds.

(11) The venture funds identified in the table above may distribute the Convergys common shares, listed in the Maximum Number of Common Shares to be Offered column, to their limited and/or general partners who may sell such shares pursuant to this Prospectus. The venture funds may distribute the Convergys common shares as follows: Spectrum Equity Investors III, L.P. to 66 partners; Spectrum III Entrepreneurs' Fund, L.P. to 91 partners; Spectrum III Investment Managers Fund, LP to 24 partners; Geocapital V, L.P. to 34 partners; Geocapital Advisors, L.P. to 44 partners; Geocapital Investors V, L.P. to 15 partners; and Geocapital Eurofund, L.P. to 55 partners. To the funds' knowledge, none of the

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partners to whom the funds may distribute the Convergys common shares own either prior to or after this offering 1% or more of the outstanding Convergys common shares.

                              PLAN OF DISTRIBUTION

Plan of Distribution by Selling Shareholders

     Pursuant to this prospectus, the selling shareholders may collectively sell or distribute up to 7,243,401 common shares from time to time through dealers or brokers or other agents or directly to one or more purchasers in a variety of ways, including:

     . transactions, which may involve crosses and block transactions, on the New York Stock Exchange on which the common shares are listed for trading;

     .    privately negotiated transactions;

     .    in the over-the-counter market;

     .    in brokerage transactions; or

     .    in a combination of these types of transactions.

These transactions may be effected by the selling shareholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

     The selling shareholders may enter into hedging transactions with broker-dealers in connection with distribution of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares short and redeliver the shares to close out such short positions. The selling shareholders may enter into option, forward sales or other transactions with broker-dealers which may require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Those selling shareholders, which are venture funds, may distribute the Convergys common shares held by them, from time to time, to their limited and/or general partners who may sell such shares pursuant to this prospectus. To the funds' knowledge, none of the persons to whom the funds distribute the Convergys common shares will own, either prior to or after the offering, 1% or more of the outstanding Convergys common shares.

     The selling shareholders may also transfer shares that they own by gift, and, upon such transfer, the donee would have the same right of sale as the selling shareholder.

     Any Convergys common shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

                                  LEGAL MATTERS

     The validity of the securities will be passed upon for us by Frost Brown Todd LLC, Cincinnati, Ohio.

                                     EXPERTS

     The Convergys consolidated financial statements and related financial statement schedule incorporated by reference in this registration statement from Convergys's Annual Report on Form 10-K as of and for the year ended

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December 31, 2001 have been audited by Ernst & Young LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing. The Convergys consolidated financial statements and related financial statement schedule as of and for the two years ended December 31, 2000 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing.

                                 * * * * * * * *

     Convergys has not authorized anyone to give any information or make any representation about Convergys that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

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